UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Tartan Holdings, LLC
245 Freight Street
Waterbury, Connecticut 06702
Attn: Daniel H. Leever
(203) 575-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72766Q 105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tartan Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,468,466*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,468,466*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,468,466*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO * See Item 5.

CUSIP No. 72766Q 105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel H. Leever
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,468,466*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,468,466*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,468,466*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN * See Item 5.

CUSIP No. 72766Q 105	13D

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

Item 2.  Identity and Background.

(a) This Statement is being jointly filed by Tartan Holdings, LLC, a Delaware limited liability company (“Tartan”) and Daniel H. Leever (“Mr. Leever,” and together with Tartan, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act.

(b) The business address of Tartan is 245 Freight Street, Waterbury, Connecticut 06702. The business address of Mr. Leever is 5200 Blue Lagoon Drive, Suite 855, Miami, Florida 33126.

(c) The present principal business of Tartan is to hold and manage shares of common stock of Platform Delaware Holdings, Inc. (“PDH”), a subsidiary of the Issuer (the “PDH Common Stock”). Mr. Leever is the sole director and manager of Tartan and Chief Executive Officer, President and Vice-Chairman of the Board of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tartan is organized under the laws of the State of Delaware. Mr. Leever is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Tartan was formed immediately prior to the acquisition by the Issuer of MacDermid Holdings, LLC (“MDH”) on October 31, 2013 (the “Acquisition”) for the purpose of holding and managing the PDH Common Stock, which was issued in exchange of equity interests in MDH. The source of funds is the equity interests in MDH held by certain holders of MDH, including Mr. Leever, who contributed their equity interests in MDH to Tartan immediately prior to the Acquisition (each, a “Retaining Holder”). The PDH Common Stock is convertible, at the option of the Retaining Holder, into a like number of shares of Common Stock of the Issuer at any time after the earlier of (i) October 31, 2014 or (ii) a change of control of the Issuer, on a one-for-one basis  (subject to adjustment).

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.  Purpose of Transaction.

On October 31, 2013, the Issuer completed the Acquisition pursuant to a Business Combination Agreement and Plan of Merger in which it indirectly acquired substantially all of the equity interests in MDH. Immediately prior to the Acquisition, each Retaining Holder executed a Retaining Holder Securityholders’ Agreement with the Issuer (each, a “RHSA”) pursuant to which they agreed to (i) contribute all or a portion of their equity interests in MDH to Tartan, and (ii) exchange their respective equity interests in MDH for PDH Common Stock. Tartan was formed immediately prior to the Acquisition to hold and manage the PDH Common Stock issued in exchange for such equity interests in MDH. Each RHSA provides that after the earlier of (i) October 31, 2014 or (ii) a change of control of the Issuer, the PDH Common Stock will be exchangeable, at the option of the Retaining Holder, into Common Stock of the Issuer, on a one-for-one basis (subject to adjustment).

Mr. Leever has been sole director and manager of Tartan since October 8, 2013 and Chief Executive Officer, President and Vice-Chairman of the Board of the Issuer since October 31, 2013.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time, either alone or as part of a group, (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 (a) - (b) As of the date hereof, the Reporting Persons beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 7,468,466 shares of Common Stock of the Issuer. In the aggregate, such 7,468,466 shares of Common Stock represent 5.4% of all outstanding shares of Common Stock of the Issuer. Mr. Leever owns, directly or indirectly, approximately 80.66% of Tartan, representing 6,024,627 shares of Common Stock of the Issuer. The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c) Inapplicable

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of each RHSA, each Retaining Holder, including Mr. Leever, agreed not to, without the Issuer’s prior consent, (1) sell, assign, transfer (including by operation of law), incur any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever, dispose of or otherwise encumber any shares of PDH Common Stock received or enter into any agreement that would have a similar effect or (2) deposit any of such shares of PDH Common Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the RHSA for a period of four years from the closing of the Acquisition, other than to (i) the spouse or former spouse of such holder pursuant to a domestic relations order or similar court order upon the divorce of the holder and his or her spouse and (ii) the holder’s executors, administrators or testamentary trustees upon the death of holder; provided that, in each case, (A) such transfer does not violate any federal or state securities laws and (B) the respective transferee will, as a condition to such transfer, agree in writing to be bound by the terms and conditions of the RHSA. These restrictions will lapse with respect to 25% of the total shares of PDH Common Stock initially received by such Retaining Holder on each of the first through fourth anniversaries of the closing of the Acquisition.

Each RHSA also provides that after the earlier of (i) October 31, 2014 or (ii) a change of control of the Issuer, the PDH Common Stock will be exchangeable, at the option of the Retaining Holder, into Common Stock of the Issuer, on a one-for-one basis (subject to adjustment).

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement among the Reporting Persons, dated August 11, 2014

Exhibit B	-	Form of Retaining Holder Securityholders Agreement (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-192778)).

CUSIP No. 72766Q 105	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2014	TARTAN HOLDINGS, LLC

	By:	/s/ Daniel H. Leever
	Name:	Daniel H. Leever
	Title:	Sole Director and Manager

/s/ Daniel H. Leever
Daniel H. Leever